January 19, 2017

Jay Ingram

Legal Branch Chief

Office of Manufacturing and Construction

Securities and Exchange Commission

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549

Re:	Newater Technology, Inc.

Amendment No. 2 to

Draft Registration Statement on Form F-1

Submitted October 31, 2016

CIK No. 377-01355

Dear Mr. Ingram:

On behalf of Newater Technology, Inc. (the “Company”) and in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission dated November 14, 2016, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 2 to the captioned Draft Registration Statement (the “Amendment”). The Company has provided factual information provided herein to us. Capitalized terms used herein shall have the meanings ascribed to them in the Amendment unless otherwise defined herein.

Summary Consolidated Financial Information, page 9.

1.	We note your revisions in response to comments 7 and 14 in our letter dated August 23, 2016; however, it is not clear to us what the amounts you present as cost of revenues from related parties actually represent. In this regard, we note disclosures on pages 11, 94, F-20, F-24, F-37 and F-40 regarding amounts you purchased from related parties; however, we also note the amounts in these disclosures do not always correspond with each other and do not correspond with the amounts you have presented as cost of revenues from related parties here, in MD&A, and in your financial statements. Please be advised that the line item cost of revenues from related parties in your financial statements should represent the costs you incurred from related parties during each period presented rather than costs associated with revenues from related parties. Please revise and reconcile your disclosures of cost of revenues from related parties during each period presented throughout your filing.

The Company acknowledges this comment and respectfully submits that the disclosures on pages 11, 94, F-20, F-24, F-37 and F-40 correspond to each other as summarized in the table at the bottom of this response. The disclosures of cost of revenues from related parties are revised and reconciled throughout the Amendment.

Page	For the Year Ended	For the Year Ended	For the Six Months Ended	For the Six Months Ended
	31-Dec-14	31-Dec-15	30-Jun-15	30-Jun-16
11	Percentage of purchase from Heilongjiang Binteer over total purchase
	N/A	45.31%	N/A	N/A
94	Total purchase from Heilongjiang Binteer
	85,873	2,971,017	N/A	480,998
F-20	Total purchase from Heilongjiang Binteer
	85,873	2,971,017	N/A	N/A
F-24	Percentage of purchase from Heilongjiang Binteer over total purchase
	N/A	45.31%	N/A	N/A
F-37	Total purchase from Heilongjiang Binteer
	N/A	N/A	0	480,998
F-40	Percentage of purchase from Heilongjiang Binteer over total purchase
	N/A	N/A	N/A	27.62%

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39.

2.	We note your responses and revisions to comments 9, 10, 11 and 12 in our letter dated August 23, 2016. Please revise your filing to also address the following:

●	More fully explain why your CEO and CFO founded Mojie in April 2015 and transferred their interests in Mojie in July 2015, particularly based on your disclosure that Mojie resells products you sell them. Also, based on your disclosure that you relaxed the terms of Mojie’s accounts receivable, more fully explain if the relaxed terms essentially result in Mojie paying you after they resell your products to third parties and address how and why recognizing revenue when you transfer products to them is appropriate, regardless of their inability to return products to you.

The Company acknowledges this comment and has added the following disclosures in the Amendment at three places on pages 41-42.

“When the CEO and the CFO founded Mojie, they partnered with a third-party, in an attempt to expand into China’s northern market, especially the Beijing market. In early 2015, Jinzheng was preparing to list on China’s New Third Board Market. In order to be listed on the China New Third Board Market the controlling shareholders are precluded from having other businesses in the same field, and since Mojie and Jinzheng were both in the water filtration industry, and controlled by the CFO and CEO, they were in violation of this rule. In addition, the collaboration with the third-party partner to obtain business in the northern market ultimately did not come to fruition. Accordingly, after considering the “no competition rule” of the New Third Board Market; the cost of maintaining Mojie without knowing when the company would begin generating revenue; and the lack of results in the northern market, the CEO and the CFO decided to sell the company.”

2

“In July 2015, when Jinzheng’s CEO and CFO sold Mojie, it did not have any sales and orders, and was sold for approximately $23,106 (RMB 150,000) based upon the costs of establishing the company and other labor costs. Neither Jinzheng’s CEO and CFO expected to receive orders from Mojie. Nevertheless, in November 2015, Mojie placed a relatively large order to Jinzheng. Jinzheng considered this order an important sales opportunity due to its size. Based on multiple interviews with Mojie and an evaluation of the risks of the order, Jinzheng believed the opportunities outweighed the risks, and that the likelihood of collecting the receivables was high. Further, after multiple internal discussions and meetings, Jinzheng decided to grant Mojie the relaxed payment terms of a longer payment period of eight months upon inspection date. The relaxed payment terms were not intended to allow Mojie to make payment after they sold our products. However, this does not rule out the possibility that Mojie may have utilized our relaxed payment terms to pay us after they had sold our products. As of the filing date, we have received all payments from Mojie.”

“Except for the eight months relaxed payment term, the terms under which we sell our products to Mojie are identical to those for other customers. Based on our accounting policy on sales revenue recognition and the risk transfer terms associated with the sales contracts with Mojie, when Mojie accepts the products after examining their quality, it is deemed the related risks and title are transferred to Mojie. At that point we believe that the revenue can be recognized. In addition, Mojie is still required to pay for the products within eight months after the inspection date even if they have not sold the products.”

●	More fully explain why your CEO founded Heilongjiang Binteer and transferred his interest in Heilongjiang Binteer to his brother, particularly based on your disclosure that Heilongjiang Binteer resells products you sell them. Also, based on your disclosure that you relaxed the terms of Heilongjiang Binteer’s accounts receivable, more fully explain if the relaxed terms essentially result in Heilongjiang Binteer paying you after they resell your products to third parties and address how and why recognizing revenue when you transfer products to them is appropriate, regardless of their inability to return products to you.

The Company acknowledges this comment and has added the following disclosures in the Amendment on pages 41-42.

“Heilongjiang Binteer was incorporated in 2011 in Heilongjiang province, with Yuebiao Li holding 60% equity interests and another shareholder holding the remaining 40% equity interests. The company was engaged in sales of water distillation equipment and water purification equipment. In May 2014, Yuebiao Li transferred his entire 60% equity interest to his brother Yuefeng Li. The reason for the equity transfer was that in July 2012, Yuebiao Li and Zhuo Zhang incorporated Jinzheng in Yantai. Yuebiao Li was more interested in the research, development, and sales of Jinzheng’s products, such as the DTRO membrane, and devoted more of his efforts and energy into Jinzheng. In addition, Jinzheng, which is located in Yantai, is located more than 1,500 miles away from Heilongjiang province where Heilongjiang Binteer is located. Yuebiao Li no longer wanted to simultaneously manage two companies that were located far apart.”

“Given the familiarity with Heilongjiang Binteer and Yuefeng Li, and believing that default by Heilongjiang Binteer was remote, Jinzheng provided Heilongjiang Binteer relaxed payment terms of three months upon inspection date. The relaxed payment terms were not intended to allow Heilongjiang Binteer to make payment after they have sold our products. However, this does not rule out the possibility that Heilongjiang Binteer may have utilized our relaxed payment terms to pay us after they had sold our products. As of the filing date, we have received all payments from Heilongjiang Binteer.”

3

“Except for the three months relaxed payment cycle, the terms under which we sell the products to Heilongjiang Binteer were identical to those for other customers. Based on our accounting policy on sales revenue recognition and the risk transfer terms associated with the sales contracts with Heilongjiang Binteer, when Heilongjiang Binteer accepts the products after examining their quality, it is deemed that the related risks and title are transferred to Heilongjiang Binteer. At that point we believe that the revenue can be recognized. In addition, Heilongjiang Binteer is still required to pay for the products within three months from the inspection date even if they have not sold the products.”

●	We note your disclosure that the finished goods you sell Heilongjiang Binteer are different from the products they sell you. More fully explain the specific nature of the finished goods you sell Heilongjiang Binteer and the specific nature of the products they sell you.

The Company acknowledges this comment and has added the following disclosures in the Amendment on page 42.

“The products sold by Jinzheng to Heilongjiang Binteer mainly are finished goods, including reverse osmosis (“RO”) membranes, and water treatment equipment products for various fields, including one type of nanofiltration mineral water treatment equipment, one type of deep desalination water treatment equipment, and one type of unipolar reverse osmosis treatment equipment (including pretreatment). Products sold by Heilongjiang Binteer to Jinzheng are DTRO membrane raw materials, including membrane cloth, membrane columns, accessories, and oil-water separation equipment components.”

●	Disclose and discuss the reasons for the significant declines in sales to Mojie and Heilongjiang Binteer during the six months ended June 30, 2016 as compared to the six months ended December 31, 2015.

The Company acknowledges this comment and has added the following disclosures in the Amendment on page 45.

“Sales to Mojie and Heilongjiang Binteer declined significantly during the six months ended June 30, 2016 as compared to the six months ended December 31, 2015. At the time of sale of Mojie in July 2015, Mojie was only in operation for three months, with no sales or orders. Jinzheng did not anticipate any major sales after selling Mojie. As for the order from Mojie in November 2015, Jinzheng believed that the order was an exception, and it was not likely that it would receive subsequent orders of that size from Mojie. This conclusion was further confirmed by fewer Mojie orders in the first half of 2016.”

“The Company believes that Heilongjiang Binteer relied heavily on Yuefeng Li and his industry experience, and his departure had a significant impact on its profitability and survivability. In addition, the new owner had his own expertise and strategic plans for the company. As a result, the new owner may not be following the original strategies of Yuefeng Li, and Heilongjiang Binteer may be focusing on other products. All of these factors may be leading to a decline in sales to it.”

4

Results of Operations, page 41.

3.	We have read your revised disclosures in response to comment 8 in our letter dated August 23, 2016. Please further enhance your disclosures related to cost of sales to explain the nature of the significant raw materials that make up cost of revenues, including what caused fluctuations in raw material costs during each period presented.

The Company acknowledges this comment and has added the following disclosures in the Amendment.

“The main raw materials of the DTRO membrane column include the membrane elements, the drawbars, and carrier discs. The main raw materials for project implementation include steel, pumps, tanks, and instrumentation.”

“The proportion of materials in the costs for 2015 was 84%, compared to 81% for 2014. The main reasons for the increase are: 1) in 2014 there were no sales of DTRO membrane products; 2) some projects still used traditional membranes; 3) the sales of DTRO products started in 2015, with a sharp increase of sales for single membrane columns and the material costs for these products accounted for approximately 90% of the corresponding operation costs; 4) the dollar amount and volume of the sales projects in 2015 represented a sharp increase over 2014, and the main materials of the projects varied with the project volumes and customer requirements; and 5) due to China's higher standards and stricter requirements for environmental protection, our customers also raised their standards, resulting in an increase of materials usage over 2014.

Below are the breakdowns for 2014 and 2015 materials cost.

Materials Cost in 2014

Material	Material cost	Proportion %
Membrane raw materials	157,523	28.99%
Pump sets	38,434	7.07%
Valve sets	10,289	1.89%
Tank sets	979	0.18%
Filters	13,865	2.55%
Water tanks	7,649	1.41%
Meters	6,726	1.24%
Sensors	1,140	0.21%
Water treatment equipment	96,871	17.83%
Non-standard parts (processing parts)	153,129	28.19%
Others	56,709	10.44%
Total	543,314	100%

Among the sales cost for 2014, the major materials were as follows: 1) membrane raw materials accounted for 29% of total materials. They are polyamide membranes, which are the raw materials for producing membranes and the core component of the entire water treatment system; 2) water treatment equipment accounted for 18% of total materials. In the process of sewage treatment, due to the complexity of the quality of some of the water, the water may not directly enter the membrane components. Instead, there is a need for it to go through reaction, clarification, and treatment in water treatment equipment prior to membrane filtration; 3) non-standard parts accounted for 28% of total materials, which are installation components required to connect pumps, accumulators, meters, and membrane columns in water treatment system projects such as DTRO modules with main pipes. They are usually made of metal and variously shaped.

5

Materials Cost in 2015

Material	Material cost	Proportion %
Membrane raw materials	571,295	18.06%
Pump sets	182,658	5.77%
Valve sets	143,240	4.53%
Drawbars	449,024	14.20%
Tank sets	50,111	1.58%
Membrane shells	117,373	3.71%
Filters	47,776	1.51%
Water tanks	30,330	0.96%
Carrier discs	165,202	5.22%
Meters	15,166	0.48%
Sensors	5,824	0.19%
Accumulators	4,144	0.13%
Small size water treatment equipment	430,795	13.62%
Non-standard parts (processing parts)	421,682	13.33%
Others	528,422	16.71%
Total	3,163,042	100%

Among the sales cost for 2015, the major materials were as follows: 1) membrane raw materials accounted for 18% of total materials; 2) drawbars accounted for 14% of total materials, which support and fix the membrane columns; 3) non-standard parts accounted for 13% of raw materials; 4) the small size water treatment equipment, as a component for water treatment equipment, accounted for 14% of raw materials.”

4.	We note your disclosure on page 44 that all outstanding related party receivables at June 30, 2016 have subsequently been collected. As previously requested, please expand your disclosures to also quantify the amount of outstanding accounts receivable (non-related party) at June 30, 2016 that have been collected as of the date of your filing. To the extent that material amounts remain outstanding, please provide an aging, address why material amounts remain outstanding, and discuss how you have determined amounts are collectible.

The Company acknowledges this comment and has added the following disclosures in the Amendment.

“As of June 30, 2016, our accounts receivable was $4,858,512 from our third-party customers. Among this amount, $4,206,610, or 87% of the receivables has been collected as of the filing date, leaving an outstanding balance of $651,902.

The aging of the collected accounts receivable of $4,206,610 was within one year. They were collected from the following customers: approximately $2,128,000 from Nanjing Blue Sky Environmental Protection Science and Technology Co., Ltd., approximately $434,000 from Yantai Qingshui Ocean Engineering Technology Co., Ltd., approximately $325,000 from Chengdu Pan’ao Environmental Technology Co., Ltd., approximately $298,000 from Tai’an Hengxinying Environmental Technology Co., Ltd., approximately $210,000 from Datang Heilongjiang Power Generation Co., Ltd., and approximately $815,000 from fourteen other customers.

6

As of the filing date, the aging of the uncollected accounts receivable of $651,902 was within one year. The reasons for the outstanding accounts receivable are: 1) approximately $506,000 was due to customers who have sound record of payment history with no previous bad debt. Therefore the remaining receivables are expected to be collected in 2017; and 2) approximately $146,000 of the uncollected accounts receivable was security retention. These receivables will be collected once the retention period expires.”

Consolidated Financial Statements

Consolidated Statements of Cash Flows, pages F-6 an F-30

5.	We have read your response to comment 15 in our letter dated August 23, 2016. Based on the information you have provided, it remains unclear to us why changes in restricted cash are classified as an investing activity and if, or how, re-classifications of accounts payable to bank acceptance notes are reflected in your statements of cash flows. It also remains unclear to us how or why it is appropriate to classify funds you gave your CFO as restricted cash of the Company.

The Company acknowledges this comment and respectfully submits that changes in accounts payable to bank acceptance notes are reflected in statements of cash flows the same way as are ordinary trade payables. The cash inflows/outflows due to the increase/decrease of the notes payables to banks are classified as operating activities or investing activities based on the nature of the underlying transactions, either purchase of non-PP&E (property, plant and equipment) items or PP&E items, respectively.

We treated all changes in restricted cash as investing activities for cash flow statement purposes based on the following guidance from the Accounting and Reporting Manual of PricewaterhouseCoopers:

“.251 Changes in restricted cash

Changes in the restricted cash balance should generally be classified as cash flows from investing activities. This is because most restricted cash vehicles (i.e., escrow accounts) stipulate that the company must temporarily “invest” its cash in another asset account and can use it only for a specific purpose. We believe that the investment in the restricted cash vehicle is similar to an investment in marketable securities; the cash flows for which are treated as investing activities”.

We believe our treatment of the cash flow statement presentation of restricted cash flow is correct based on the above PwC guidance. In addition, based on our review of the filings of many Chinese registrants, such treatments seem to be the general practice.

7

The restricted cash related to notes payables on purchase of non-PP&E items such as purchase of inventory and services were $0 for the six months ended June 30, 2016 and the year ended December 31, 2014, and $434,650 for the year ended December 31, 2015. As previously disclosed, the cash used in operating activities and investing activities for the year ended December 31, 2015 were $2,958,430 and $2,203,707, respectively. An alternative view of the issue (of treating such restricted cash as operating cash outflow) will result in the reclassification of cash outflow of $434,650 from investing activities to operating activities, which will not change the direction of the net cash flow from either operating activities or investing activities and qualitatively the impact would be immaterial for the cash flow from operating or investing activities.

Additionally, in November 2016 FASB Emerging Issues Task Force released ASU 2016 – 18 where it acknowledges that “GAAP currently does not include specific guidance on the cash flow classification and presentation of changes in restricted cash or restricted cash equivalents other than limited guidance for not-for-profit entities. Specifically, there is no guidance to address how to classify and present changes in restricted cash or restricted cash equivalents that occur when there are transfers between cash, cash equivalents, and restricted cash or restricted cash equivalents and when there are direct cash receipts into restricted cash or restricted cash equivalents or direct cash payments made from restricted cash or restricted cash equivalents.”

ASU 2016 – 18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows.

ASU 2016 – 18 becomes effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company will adopt the update in our consolidated financial statements for the year ended December 31, 2018 and has added the following disclosures in the Amendment.

“In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”. These amendments require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. As a result, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments do not provide a definition of restricted cash or restricted cash equivalents. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.”

The funds are classified as restricted cash of the Company as both the Company and the CFO understood prior to the transfer that the funds would just pass through the CFO’s account. The funds were provided by the Company, restricted for the use by the Company, and eventually used to settle the liability of the Company. The Company’s payables to the CFO did not change immediately before and after the transfer. As such, we consider it is appropriate to classify the funds as the Company’s restricted cash.

8

Note 2 – Summary of Significant Accounting Policies, page F-7

Government Grants, page F-11

6.	Please clarify how you will record government grants when the related research and development projects are completed. Please also reconcile your disclosure that no performance criteria are specified in grants with your disclosure that grants were issued for specific research and development projects that were not completed as of December 31, 2015.

The Company acknowledges this comment and states that the grants will be recognized as other income when the related research and development projects are completed. The following disclosure has been added in the Amendment at page F-11.

“The government grant is recognized in the consolidated statements of income and comprehensive income as other income when cash is received and related research and development projects are completed.”

Note 12 – Stockholders’ Equity, page F-39

7.	We note your disclosure that the reorganization of the Company, completed during the first quarter of 2016, has been accounted for as a transaction of entities under common control. Please fully explain to us the ownership structures of each entity involved in the reorganization immediately before and after the reorganization. Please also address the difference in the per share amounts associated with convertible debt in June 2016 of $4.25 and $2.80, including the parties involved.

The Company acknowledges this comment and states that prior to the reorganization, Jinzheng was owned by Yuebiao Li, Zhuo Zhang, and Yue Zhang (the “Three Parties”). Newater Technology and Newater HK were incorporated for the purpose of acquiring Jinzheng. They did not have operations. Prior to the acquisition of Jinzheng, the Three Parties agreed that they would purchase the majority of the shares to be issued by Newater Technology. On March 27, 2016, Newater issued a total of 8,117,000 shares of common shares, of which 5,300,000 common shares, or 65% were purchased by the Three Parties as previously agreed. Therefore, the (majority) owners of both Jinzheng and Newater Technology before and after the reorganization are the Three Parties.

The Company had two convertible notes issued with different terms. One note was issued to three third party individuals, Yuxiang Qi, Hairong Wang, and Yang Gao, in the principal amount of $3,077,000, convertible at $4.25 per share. The other note was issued to Honghua Liu, a third party individual, in the principal amount of $777,000, convertible at $2.80 per share. Both notes were converted into common shares of the Company on June 6, 2016. The two notes were negotiated independently with the note holders. The Company was able to negotiate at a favorable conversion rate with Yuxiang Qi, Hairong Wang and Yang Gao, and the loan converted at $4.25 per share. The note with Honghua Liu was approaching its due date, and the Company could not pay off the note with its existing cash on hand, accordingly the Company was not able to negotiate as favorable of a conversion rate and the loan converted at $2.80 per share.

9

Note 17 – Subsequent Events, page F-41

8.	Please revise your disclosure to indicate the date through which subsequent events were evaluated. Please also disclose whether that date is the date the financial statements were issued or available to be issued. Refer to ASC 855-10-50-1.

The Company acknowledges this comment and has added the following disclosures in the Amendment.

“For the financial statements for the six months period ended June 30, 2016, the subsequent events were evaluated on January 19, 2017, the date the financial statements were issued.”

“On July 6, 2016, the Company entered into a loan agreement with Daqing Yahualong Lubricating Oil Selling Ltd., pursuant to which the Company borrowed approximately $307,700 (RMB 2,000,000) at annual interest rate of 5% with a term of three months for working capital purposes. On September 5, 2016, the Company repaid approximately $60,210 (RMB 400,000) and agreed with the creditor to extend the loan for another three months at the same interest rate. On November 22, 2016 and December 13, 2016, the Company repaid approximately $96,964 (RMB 600,000) and approximately $75,263 (RMB 500,000), respectively. On January 6, 2017, when approximately $75,263 (RMB 500,000) remained outstanding, the Company reached another extension agreement with the creditor to extend the loan for another three months at the same interest rate.”

“On July 13, 2016, the Company entered into a loan agreement with Yantai Branch, China Everbright Bank to borrow approximately $231,064 (RMB 1,500,000) for working capital purposes. The loan was due on January 12, 2017 with a fixed annual interest rate of 6.525%. The loan was guaranteed by Yuebiao Li, Yanhui Li, wife of Yuebiao Li, and Zhuo Zhang. On January 4, 2017, the Company repaid the loan and entered into another loan agreement with the same bank to borrow the same amount, $231,064 (RMB 1,500,000) for working capital purposes. The loan is due on July 3, 2017 with a fixed annual interest rate of 6.525% and guaranteed by Yuebiao Li, Yanhui Li, wife of Yuebiao Li, and Zhuo Zhang.”

“From July 1, 2016 to January 19, 2017, the Company borrowed approximately $48,669 from Zhuo Zhang and repaid approximately $50,328. The non-interest bearing borrowings were for working capital purposes and due on demand. The difference of $1,659 between the amount subsequently borrowed and repaid was recorded as a reduction of due to related parties.”

Sincerely,

/s/ Bradley A. Haneberg
Bradley A. Haneberg, Esq.

10